                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)/1/



                     Lions Gate Entertainment Corporation
       ----------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
               -------------------------------------------------
                        (Title of Class of Securities)


                                   535919203
       ----------------------------------------------------------------
                                (CUSIP Number)

                               December 31, 1999
       ----------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)
[ X ]     Rule 13d-1(c)
[   ]     Rule 13d-1(d)


                        (Continued on following pages)
                               Page 1 of 6 Pages


----------------------
/1/        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                          -------------------------
CUSIP No. 535919203               13G                  Page 2 of 6 Pages
-------------------------                          -------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Vulcan Ventures Incorporated
-------------------------------------------------------------------------------
2    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A)[ ]
                                                             (B)[ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Vulcan Ventures Incorporated is a Washington corporation
-------------------------------------------------------------------------------

  NUMBER OF        5      SOLE VOTING POWER

  SHARES 2,515,125 (1,765,000 of which Vulcan Ventures Incorporated has the right to acquire upon conversion of its shares of Series A Convertible Redeemable Preferred Stock and 750,125 of which Vulcan Ventures Incorporated has the right to acquire upon exercise of its Common Stock purchase warrants)

                     ----------------------------------------------------------
  BENEFICIALLY     6      SHARED VOTING POWER
  OWNED BY                0
                     ----------------------------------------------------------
  EACH             7      SOLE DISPOSITIVE POWER

  REPORTING               2,515,125 (1,765,000 of which Vulcan Ventures
                          Incorporated has the right to acquire upon conversion of its shares of Series A Convertible Redeemable
                          Preferred Stock and 750,125 of which Vulcan Ventures
                          Incorporated has the right to acquire upon exercise of its Common Stock purchase warrants)

                     ----------------------------------------------------------
  PERSON WITH      8      SHARED DISPOSITIVE POWER
                          0
-------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,515,125 (1,765,000 of which Vulcan Ventures Incorporated has the right to acquire upon conversion of its shares of Series A Convertible Redeemable Preferred Stock and 750,125 of which Vulcan Ventures Incorporated has the right to acquire upon exercise of its Common Stock purchase warrants)

-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                [  ]

-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       7.6% (based on 30,531,167 shares outstanding as of December 31, 1999, plus the shares of Common Stock issuable upon conversion of Vulcan Ventures Incorporated's shares of Series A Convertible Redeemable Preferred Stock and upon exercise of Vulcan Ventures Incorporated's Common Stock purchase warrants)

-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

       CO
-----------------------------------------------------------------------------

-------------------------                          -------------------------
CUSIP No. 535919203               13G                   Page 3 of 6 Pages
-------------------------                          -------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Paul G. Allen
-------------------------------------------------------------------------------
2    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A)[ ]
                                                             (B)[ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Paul G. Allen is a United States citizen
-------------------------------------------------------------------------------

  NUMBER OF        5     SOLE VOTING POWER

  SHARES 2,515,125 (1,765,000 of which Vulcan Ventures Incorporated has the right to acquire upon conversion of its shares of Series A Convertible Redeemable Preferred Stock and 750,125 of which Vulcan Ventures Incorporated has the right to acquire upon exercise of its Common Stock purchase warrants)

                     ----------------------------------------------------------
  BENEFICIALLY     6      SHARED VOTING POWER
  OWNED BY                0
                     ----------------------------------------------------------
  EACH             7      SOLE DISPOSITIVE POWER

  REPORTING               2,515,125 (1,765,000 of which Vulcan Ventures
                          Incorporated has the right to acquire upon conversion of its shares of Series A Convertible Redeemable
                          Preferred Stock and 750,125 of which Vulcan Ventures
                          Incorporated has the right to acquire upon exercise of its Common Stock purchase warrants)

                     ----------------------------------------------------------
  PERSON WITH      8      SHARED DISPOSITIVE POWER
                          0
-------------------------------------------------------------------------------
10  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,515,125 (1,765,000 of which Vulcan Ventures Incorporated has the right to acquire upon conversion of its shares of Series A Convertible Redeemable Preferred Stock and 750,125 of which Vulcan Ventures Incorporated has the right to acquire upon exercise of its Common Stock purchase warrants)

-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*
                                                                       [  ]
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       7.6% (based on 30,531,167 shares outstanding as of December 31, 1999, plus the shares of Common Stock issuable upon conversion of Vulcan Ventures Incorporated's shares of Series A Convertible Redeemable Preferred Stock and upon exercise of Vulcan Ventures Incorporated's Common Stock purchase warrants)

-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

-------------------------                          -------------------------
CUSIP No. 535919203               13G                  Page 4 of 6 Pages
-------------------------                          -------------------------

Item 1(a). Name of Issuer:

     Lions Gate Entertainment Corporation (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

     595 Burrard Street, Suite 3123, Bentall 3
     Vancouver, BC V7X 1J1 Canada

Item 2(a). Names of Persons Filing:

   This Schedule 13G is being filed by Vulcan Ventures Incorporated ("Vulcan Ventures") and Mr. Paul G. Allen ("Mr. Allen"). Mr. Allen is Chairman of the Board of Directors and sole shareholder of Vulcan Ventures and thus may be deemed to have beneficial ownership of the shares of the Issuer beneficially owned by Vulcan Ventures.

Item 2(b). Address of Principal Business Office:

     Vulcan Ventures:
     ---------------
     110 110th Avenue, N.E.
     Suite 550
     Bellevue, Washington 98004

     Mr. Allen:
     ---------
     c/o Vulcan Ventures Incorporated
     110 110th Avenue, N.E.
     Suite 550
     Bellevue, Washington 98004

Item 2(c). Citizenship:

     Vulcan Ventures is a Washington corporation.
     Mr. Allen is a United States citizen.

Item 2(d). Title of Class of Securities:

     Common Stock

Item 2(e). CUSIP Number:

     535919203

Item 3. This statement is filed pursuant to Rule 13d-1(c).

Item 4. Ownership

        (a)  Amount Beneficially Owned:

        2,515,125 (1,765,000 of which Vulcan Ventures has the right to acquire upon conversion of its shares of Series A Convertible Redeemable Preferred Stock and 750,125 of which Vulcan Ventures has the right to acquire upon exercise of its Common Stock purchase warrants)

        (b)  Percent of Class:

        7.6% (based on 30,531,167 shares outstanding as of December 31, 1999, plus the shares of Common Stock issuable upon conversion of Vulcan Ventures' shares of Series A Convertible Redeemable Preferred Stock and upon exercise of Vulcan Ventures' Common Stock purchase warrants)

        (c)  Number of shares as to which such person has:

------------------------                          -------------------------
CUSIP No. 535919203               13G                 Page 5 of 6 Pages
------------------------                          -------------------------

          (i) sole power to vote or to direct the vote:

          2,515,125 (1,765,000 of which Vulcan Ventures has the right to acquire upon conversion of its shares of Series A Convertible Redeemable Preferred Stock and 750,125 of which Vulcan Ventures has the right to acquire upon exercise of its Common Stock purchase warrants)

          (ii) shared power to vote or to direct the vote:

          0

          (iii) sole power to dispose or direct the disposition of:

          2,515,125 (1,765,000 of which Vulcan Ventures has the right to acquire upon conversion of its shares of Series A Convertible Redeemable Preferred Stock and 750,125 of which Vulcan Ventures has the right to acquire upon exercise of its Common Stock purchase warrants)

          (iv) shared power to dispose or to direct the disposition of:

          0

Item 5.   Ownership of Five Percent or Less of a Class.

        Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

  Not Applicable

Item 8.   Identification and Classification of Members of the Group.

  Not Applicable

Item 9.   Notice of Dissolution of Group.

  Not Applicable

Item 10.  Certification.

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

------------------------                          -------------------------
CUSIP No. 535919203               13G               Page 6 of 6 Pages
------------------------                          -------------------------

                                  SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        VULCAN VENTURES INCORPORATED



January 10, 2000                        By: /s/ William D. Savoy
                                            ____________________________________
                                            William D. Savoy, Vice President


January 10, 2000                        /s/ William D. Savoy
                                        ___________________________________
                                        William D. Savoy as Attorney in Fact
                                        for Paul G. Allen pursuant to a Power
                                        of Attorney dated August 30,1999 filed
                                        with Vulcan Ventures Incorporated's
                                        Schedule 13G with respect to
                                        Pathogenesis Corporation on August 30,
                                        1999 and incorporated by reference
                                        herein.


                            JOINT FILING STATEMENT

We, the signatories of the statement to which this Joint Filing Statement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.


January 10, 2000                        VULCAN VENTURES INCORPORATED

                                        By: /s/ William D. Savoy
                                            ___________________________________
                                            William D. Savoy, Vice President


January 10, 2000                        /s/ William D. Savoy
                                        _______________________________
                                        William D. Savoy as Attorney in Fact
                                        for Paul G. Allen pursuant to a Power
                                        of Attorney dated August 30,1999 filed
                                        with Vulcan Ventures Incorporated's
                                        Schedule 13G with respect to
                                        Pathogenesis Corporation on August 30,
                                        1999 and incorporated by reference
                                        herein.









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